Royal Philips Electronics
Executive Vice President
& Chief Financial Officer
Mr. Jeff Jaramillo
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549
U.S.A.
Amsterdam, May 24, 2011

Re:	Koninklijke Philips Electronics N.V. – Form 20-F for the Fiscal Year ended December 31, 2010 – Filed February 18, 2011 (File No. 001-05146-01)
Dear Mr. Jaramillo,
Thank you for your letter dated April 27, 2011 setting forth comments regarding the Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips” or the “Company”) and the Company’s Current Report on Form 6-K dated April 18, 2011.
To facilitate your consideration of Philips’ responses, we have included below the comments and have provided Philips’ responses immediately following.
Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Form 20-F for the Fiscal Year Ended December 31, 2010
Philips Annual Report, Exhibit 15 (B)
Group Financial Statements, page 141
Significant accounting policies, page 154
Goodwill, page 172
1.	We note the sector disclosures on page 151 indicate that your television division had recurring loss from operations and negative cash flow before financing activities for each period presented. We also note your disclosures that “For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operating sector level), which represent the lowest level at which the goodwill is monitored internally for management purposes”. Please tell us if your Television businesses qualify as a “cash-generating unit” to which you allocated goodwill. If so, provide us with the amount of goodwill allocated to this unit at December 31, 2010, tell us whether you recorded any goodwill impairment during the fiscal year relating to that unit, and discuss for us how you considered the recurring losses from operations and negative cash flows before financing activities in your analysis.
Response:
Yes, we consider the Television business a cash-generating unit for the purposes of goodwill impairment testing. The amount of goodwill allocated to television business at December 31, 2010 was EUR 2 million. Because the carrying value of the Television CGU (goodwill and net assets, in accordance with IAS 36.75-76) was negative, we concluded that no impairment was necessary, despite the recurring losses and negative cash flows.
Other non-current financial assets, page 174
2.	We see your disclosures that on September 7, 2010 you sold your entire holding of common shares in NXP to Philips Pension Trustees for a consideration of EUR 361 million and that you recorded a gain of EUR 154 million from that transaction. Please provide us with a detailed calculation of the EUR 154 million gain and tell us the authoritative literature you considered in accounting for the transaction, including your gain recognition.

Response:
Detailed calculation of the gain
On August 6, 2010, NXP completed an IPO of 14% of its shares and listed its shares on the NASDAQ stock exchange. The consequence of the IPO was that, in accordance with IAS 39.53, a reliable measure became available for a financial asset for which such a measure was previously not available.
As from the date of the IPO, and based on the guidance in IAS 39.53, IAS 39.55 (b) and IAS 39.69, the difference between the book value of the shares and the fair value was reflected in Other Comprehensive Income (OCI). On September 7, 2010, Philips and the UK pension fund reached an agreement on the transfer of the shares at a cash consideration of EUR 361 million (GBP 300 million). As a result, at that date, we recognized in OCI an amount of EUR 154 million (being the difference between EUR 361 million and carrying amount at the time of the IPO of EUR 207 million). Upon derecognition of the NXP shares, this amount of EUR 154 million was reclassified to profit and loss – see additional discussion below.
Accounting for the transaction
The contribution of the NXP stake to our UK pension fund was accounted for at fair value and the resulting gain was recorded. This accounting treatment was based on the following:
Derecognition of a financial asset (IAS 39.16-.23):
The cash flows related to the NXP shares are expected to comprise:
•	Dividends; and

•	Proceeds from a sale.
The NXP shares were legally transferred to the UK pension fund, and as such the UK pension fund is entitled to dividends and proceeds from any future sale of the shares. In determining whether the transfer qualifies for derecognition we also have considered the cash refund arrangement agreed with the UK pension fund, as disclosed in note 11 to the financial statements. Based on our analysis, it was determined that substantially all risks and rewards associated with the NXP shares have been transferred to the UK pension fund, in accordance with IAS 39.20 (a).
We further note that control of the underlying assets had been transferred in accordance with IAS 39.23, since it was determined that the UK pension fund has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.
IAS 39.55 (b) then requires, upon derecognition of a financial asset, the cumulative amount recorded in OCI to be reclassified to profit or loss.
Recognition of a plan asset (IAS 19):
The NXP shares were contributed to the UK pension fund. The fund’s assets and liabilities are not consolidated into Philips’ financial statements; rather, defined benefit pension accounting is applied in accordance with IAS 19, meaning that contributions result in plan assets if such contributions meet the definition of plan assets under IAS 19. We therefore assessed whether the shares transferred to the UK pension fund qualify as plan assets under IAS 19 and concluded that, based on the transfer of control as discussed above, subsequent to the transfer such assets meet the definition of plan assets as included in IAS 19.7. The plan assets are measured at fair value in accordance with IAS 19.50 (c), 54 (d).
Gain recognition:
Upon derecognition of the NXP shares and the recognition of a plan asset, the OCI balance was reclassified to profit and loss in accordance with IAS 39.55 (b). As further support for this treatment we have also reviewed literature published by various audit firms, such as KPMG’s Insights into IFRS 4.4.370.20 and Ernst & Young’s International GAAP 2010 Volume 2. Page 2038 Paragraph C. (ch 28: s5.2).
Form 6-K dated April 18, 2011
3.	We note you included the Quarterly Report of the Philips Group for the Q1 2011 in a Form 6-K dated April 18, 2011 and that you present the assets and results of your Television business that you plan to transfer to the joint venture with TPV technology-70% TPV and 30% Philips – as assets held for sale and discontinued operations, respectively. As we note that the signing of the term sheet was effected and announced on April 18, 2011 and that the signing of definitive agreements is expected to take place in the third quarter, with closing expected to take place before the end of 2011, please discuss for us your consideration of IFRS 5 as well as the relevant facts and circumstances in concluding that the Television business should be classified as held for sale and as a discontinued operation in as of March 31, 2011.

Response:
As we have previously reported in our public statements, Television profitability is a major issue for our business that we are committed to resolve. At the end of the first quarter (April 3, 2011), we were considering various solutions. On that date, we believed that the IFRS 5 criteria were met due to the following:
•	the carrying amount of the Television business would be recovered primarily through sale;

•	the Television business was available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

•	sale was highly probable;
o	management was committed to a plan to sell the Television business;

o	an active program to locate a buyer and complete the plan had been initiated;

o	the asset was being actively marketed for sale at a price that was reasonable in relation to its current fair value, i.e. we were at that time in a reasonably progressed stage of negotiations with a potential buyer;

o	the sale was expected to qualify for recognition as a completed sale within one year from the date of classification;

o	the plan was unlikely to change significantly or be withdrawn given the stage of negotiations that had been reached at that date.
In addition, the Television business was presented as a discontinued operation based on the provisions of IFRS 5 paragraphs 31 and 32, primarily because it was considered a cash-generating unit that was being classified as held for sale and represented a separate major line of business. See additional discussion in our response to 4 below.

Form 6-K dated April 18, 2011
4.	From your disclosure in the second to last page in your Form 6-K dated April 18, 2011, we note that the joint venture will be responsible for the design, manufacturing, distribution, marketing, and sales of Philips’ Television business worldwide, with the exception of mainland China, India, United States, Canada, Mexico and certain other countries in South America whose existing brand license agreements will not move to the joint venture. From this disclosure it appears that only a portion of your Television business is being transferred to the joint venture. If so, please tell us why you represent on page 13 that Television sales are no longer included in Consumer Lifestyle and Group financials. Also, if only a portion of your Television business is being transferred as part of your joint venture agreement with TPV, please explain to us how you considered this factor and paragraphs 31 and 32 of IFRS 5 in concluding that your entire Television business should be presented as discontinued operations.
Response:
Philips is transferring all remaining activities of the Television business to the new venture with TPV. The TV operations in China, India, United States, Canada, Mexico and certain other countries in South America were already transferred in prior periods as part of license agreements in those countries.
In our Q1 report, we reported that Television sales are no longer included in Consumer Lifestyle and Group financials. This statement relates only to the sales for Television and does not refer to any income from brand licensing. The brand licensing revenues were EUR 24 million and EUR 6 million in 2010 and Q1 2011, respectively.
As indicated above in our response to comment 3 (above), the existing Television business that will be transferred is considered a significant component of Philips overall business and therefore we believe it complies with the requirements of paragraphs 31 and 32 of IFRS 5.
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Please direct any questions or comments regarding this letter to me at (011) (31) 20 59 77 142. Our fax number is (011) (31) 20 59 77 140. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comments of the Staff.
Very truly yours,
/s/ Ron Wirahadiraksa
Executive Vice President and Chief Financial Officer

Copyholders SEC Letter Mr. Ron Wirahadiraksa to Mr. Jeff Jaramillo- May 24, 2011
Jay Webb
Tim Buchmiller
Geoffrey Kruczek
(Securities and Exchange Commission)
Jan van Leeuwen
Christoph Wolfsgruber
Shalene Koster
Eric P. Coutinho
Hessel Hilarides
Marnix van Ginneken
(Koninklijke Philips Electronics N.V.)
John O’Connor
(Sullivan & Cromwell LLP)
Michiel Soeting
(KPMG Accountants NV)